Nasdaq Regulation   **Nasdaq**

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 18, 2024
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 5, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from CDT Environmental Technology Investment Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, par value $0.0025 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi